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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
                  (Name, address and telephone number of person
                        authorized to receive notices and
                  communications on behalf of the person filing
                                   statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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THE FOLLOWING MESSAGE WAS MADE AVAILABLE TO PECHINEY EMPLOYEES ON SEPTEMBER 10,
2003. PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.
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ALCAN'S TAKE-OVER BID FOR PECHINEY
PROVISIONAL SCHEDULE

In the coming weeks, several developments resulting from Alcan's take-over bid for Pechiney will take place. Set out below for your information is a provisional schedule of these developments based on the assumptions that can be made today. This is intended to help you follow the expected stages of Alcan's take-over bid.

This schedule, and the very nature of the events to come, may change as a result of actions taken by Pechiney, Alcan, the relevant regulatory authorities or any interested third party.

This provisional schedule is based on currently available information.

Reminder: Friday, September 5, 2003
French Ministry of the Economy authorizes Alcan's take-over bid for Pechiney in respect of foreign investments in France. This prior authorization is necessary for all suppliers of products for national defense purposes.

From Wednesday, September 10 to Friday, September 12, 2003
1 Approval by COB (Commission des Operations de Bourse - Paris stock exchange authorities) of Alcan's prospectus.
2    Alcan's prospectus published in a nationally circulated business daily.

From Monday, September 15 to Thursday, September 18, 2003
3    Public offer opens on Paris and New York Stock Exchanges simultaneously.
4    Pechiney board of directors meets to rule on Alcan's public offer.
5 Pechiney files its official response to the bid with the COB and the corresponding US document with the SEC.

From Tuesday, September 23 to Wednesday, September 24, 2003
6    COB approval of Pechiney's response.
7 Publication of Pechiney's official response in a nationally circulated business daily.
8    Pechiney group works council meets and hears an Alcan representative.

Monday, September 29, 2003
9    Decision of European Commission competition authorities on Alcan's bid.
10   Decision of US Department of Justice antitrust authorities on Alcan's bid.

At this stage, there are 2 possible scenarios:

Scenario 1: The European or US competition authorities approve Alcan's bid, without starting an in-depth examination process.


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Tuesday, September 30, 2003

11   CMF (Conseils des Marches Financieres - French financial markets commission)sets the full schedule for Alcan's share purchase/exchange offer (closing date, results publication date).

Wednesday, October 22, 2003
12   Deadline for Alcan to raise its offer price or for a third party to file a competing bid.

Wednesday, October 29, 2003
13   Closing of Alcan's share purchase/exchange offer on the Paris stock exchange.

Scenario 2: The European or US competition authorities commence an in-depth examination of Alcan's bid.

Tuesday, September 30, 2003

11   Alcan's public offer lapses, in accordance with stock market regulations, as the offer is conditioned on the approval by the European and US competition authorities prior to the end of the first phase of examination.

Certain statements in this pre-commencement communication on Schedule 14D-9 constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual calendar to be materially different than as set forth in this pre-commencement communication on Schedule 14D-9. The forward-looking statements in this pre-commencement communication on Schedule 14D-9 speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or reflect the occurrence of unanticipated events.